SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

03 – Indications for Effectives

and Alternate members

of the Fiscal Council

FISCAL COUNCIL

The Fiscal Council shall consist of 3 (three) members:

  Having been appointed by the controlling shareholder:
Name	Date of Birth	Profession	CPF/Passport	Position	Election	Hold	Mandate	Other positions	Elected by the Controller	Independent	Consecutive mandates
Oswaldo Orsolin	May 30th, 1943.	Economist e Accountant	034.987.868-49	Effective Member	April 12th, 2016	April 12th, 2016	AGO 2017	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	9th
Roosevelt Alves Fernandes Leadebal	July 17th, 1942.	Economist	016.083.804-59	Alternate Member	April 12th, 2016	April 12th, 2016	AGO 2017	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	9th
Josino de Almeida Fonseca	February 12nd, 1940.	Engineer	005.832.607-30	Effective Member	April 12th, 2016	April 12th, 2016	AGO 2017	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	3rd as Alternate and 3rd as Effective
João Verner Juenemann	February 16th, 1940.	Accountant and Administrator	000.952.490-87	Alternate Member	April 12th, 2016	April 12th, 2016	AGO 2017	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	9th
Jarbas Tadeu Barsanti Ribeiro	March 18th, 1951.	Economist and Accountant	272.271.707-72	Effective Member	April 12th, 2016	April 12th, 2016	AGO 2017	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	-
Anna Maria Cerentini Gouvea Guimaraes	September 19th, 1956.	Engineer	050.287.838-02	Alternate Member	April 12th, 2016	April 12th, 2016	AGO 2017	Not applicable	Yes	Yes, according to Braziliam Law N. 6.404/76	-

OSWALDO ORSOLIN

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Effective Member of the Fiscal Council – since April 2008

Grupo Simões – group of companies: drinks, vehicles and gas industries – Member of the Audit Committee

Coca-Cola da Amazônia – drinks industry – Member of the Board of Directors

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ROOSEVELT ALVES FERNANDES LEADEBAL

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Alternate Member of the Fiscal Council – since April 2008.

Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Director’s Advisor – from March 2007 to October 2009.

Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Manager of the Controler Department – from August 2004 to February 2007.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Effective Member of the Fiscal Council – since April 2014.

SDT8 Ideias e Negócios Ltda. – Marketing and Advertising - Partner and Director – since October 2010.

TIM Participações S.A. – telecommunication industry – Alternate Member of the Statutory Audit Committee – since April 2009 to April 2014.

CTEEP – Cia. de Transmissão de Energia Elétrica Paulista – energy industry – Alternate Member of the Audit Committee – from April 2007 to April 2010.

TIM Participações S.A. – telecommunication industry – Effective Member and Chairman of the Statutory Audit Committee – from May 2005 to April 2007.

Marisa S.A. – retail sector – Alternate Member of the Audit Committee – from April 2007 to April 2010.

Jockey Club de São Paulo – Sports and Entertainment – Chairman of the Audit Committee – from March 2005 to March 2011.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Main professional experience in last 5 years:

Tupy S.A. - iron foundry sector – Coordinator of the Audit Committee – since July, 2009 until today.

TIM Participações S.A. – telecommunications industry – Alternate Member of the Fiscal Council – since April, 2008 until today.

INDG – Instituto de Desenvolvimento Gerencial S.A. – service sector – Effective Member of the Fiscal Council – since December, 2011 until today.

Motrisa – Moinhos de Trigo Indígena S.A. – food industry – Effective Member of the Fiscal Council – since April, 2011 until today.

Paludo Participações S.A. (Grupo Vipal) – rubber industry – Effective Member of the Fiscal Council – since December, 2011 until today.

Plascar Participações Industriais S.A. - auto industry holding - Effective Member of the Fiscal Council – since 2013 until today.

Sonae Sierra Brasil S.A. - owner and operator of malls - Effective Member of the Fiscal Council – since 2014 until today.

Saraiva S.A. Livreiros Editores – editor activity - Effective Member of the Fiscal Council – since 2014 until today.

Banco do Estado do Rio Grande do Sul S.A. – financial sector – Independent Member of the Audit Committee from 2004 to 2008 and from 2015 until 2016. Also its Coordinator   since January, 2016.

Forjas Taurus S.A. – metallurgic industry – Coordinator of the Audit and Risk Committee from 2014 until today.

Dimed S.A. Distribuidora de Medicamentos – pharmaceutical industry – Member of the Fiscal Council  – from 2009 to 2015.

Companhia de Providência Indústria e Comércio S.A. – manufacture and sale of nonwovens – Effective Member of Fiscal Council from April, 2010 to April, 2012.

Federação das Associações Comerciais e de Serviços do Rio Grande do Sul – nonprofit organization:

  Financial Administrative Vice-Chairman – since April, 2012 until April, 2016
  Effective Member of the Fiscal Council – from April, 2006 to April, 2010.
Associação Comercial de Porto Alegre – merchants and service providers representation:
  Financial Administrative Vice-Chairman – since April, 2012 until April, 2016
  Effective Member of the Fiscal Council – from April, 2006 to April, 2010.

II – Management positions in public companies:

Forjas Taurus S.A. – metallurgic industry – Effective Member of the Board of Directors from 2014 until today. Coordinator of the Audit and Risk Committee.

Banco do Estado do Rio Grande do Sul S.A. – financial sector – Member of the Board of Directors from 2003 to 2010 and from 2015 to 2016.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ANNA MARIA GUIMARÃES

I – Main professional experience in last 5 years:

TCG Advisory Board (USA) – since 2014.

Instituto Brasileiro de Governança Corporativa – Member of the Board of Directors and Member of Risk Management and Audit Committee – from 2012 to 2014.

Renk Zanini S.A. – industrial equipment industry – Member of the Advisory Board – from 2010 to 2011.

Cia. de Bebidas e Alimentos do São Francisco – consumer goods industry – Member of the Board of Directors – from April 2007 to April 2010.

Cia. Têxtil Constâncio Vieira – consumer goods industry – Member of the Board of Directors – from 2005 to 2007.

GUF Indústria Química e Farmacêutica – pharmaceutical industry – Member of the Board of Directors – from 2009 to 2011.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JARBAS TADEU BARSANTI RIBEIRO

I – Main professional experience in last 5 years:

Regional Accounting Council of Rio de Janeiro – Professional Class Association – Efective Member of the Council – since 2014

Duke Energy International Geração Paranapanema S.A. – Energy Industry – Chairman of the Fiscal Council

Richard Saigh Indústria e Comércio S.A.– Member of the Fiscal Council

Tabu Agro Pecuária S.A. – Member of the Fiscal Council

Association of Legal Experts of the State of Rio de Janeiro – Professional Class Association – Officer and membership

Camera Supervisory Board, Discipline and Ethics, Professional Development and Operation of Regional Accounting Council of Rio de Janeiro – Professional Class Association – Effective Member

Jharbas Barsanti Perícias Judiciais Ltda. – Services – Legal Expert – since 1975

II – Management positions in public companies:

He has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

04 – Attendance in Meetings of

Effective and Alternates

members of the Company’s

Boards and Committees

BOARD OF DIRECTORS

Name	Attendance Percentage
Adhemar Gabriel Bahadian	100%
Alberto Emmanuel Carvalho Whitaker	100%
Francesca Petralia	100%
Franco Bertone	100%
Herculano Aníbal Alves	100%
Manoel Horacio Francisco Da Silva	100%
Mario Di Mauro	33%
Oscar Cicchetti	93%
Piergiorgio Peluso	40%
Rodrigo Modesto de Abreu	93%

FISCAL COUNCIL

Name	Attendance Percentage
Guido Vinci (effective member)	100%
Leonardo Pinto Homsy (alternate member)	0%
Oswaldo Orsolin (effective member)	100%
Roosevelt Fernandes Leadebal (alternate member)	0%
Josino de Almeida Fonseca (effective member)	100%
João Verner Juenemann (alternate member)	0%

STATUTORY AUDIT COMMITTEE

Name	Attendance Percentage
Adhemar Gabriel Bahadian	100%
Alberto Emmanuel Carvalho Whitaker	100%
Herculano Aníbal Alves	100%

CONTROL AND RISKS COMMITTEE

Name	Percentage Attendance
Adhemar Gabriel Bahadian	100%
Alberto Emmanuel Carvalho Whitaker	100%
Francesca Petralia	100%
Franco Bertone	100%
Piergiorgio Peluso	23%

COMPENSATION COMMITTEE

Name	Attendance Percentage
Francesca Petralia	100%
Manoel Horacio Francisco Da Silva	100%
Oscar Cicchetti	33%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.